



03017817

NO ACT
P.E 1-28-03
0-18605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 1, 2003

John W. Dorris
Snell & Wilmer LLP
One Arizona Center
Phoenix, AZ 85004-2202

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2003

Re: Swift Transportation Company, Inc.
Incoming letter dated January 28, 2003

Dear Mr. Dorris:

This is in response to your letter dated January 28, 2003 concerning the shareholder proposal submitted to Swift by the Teamsters Affiliates Pension Plan. We also have received a letter on the proponent's behalf dated February 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: C. Thomas Keegel
Trustee
The Teamsters Affiliates Pension Plan
25 Louisiana Avenue, N.W.
Washington, DC 20001

CRG

Snell & Wilmer
L.L.P.
LAW OFFICES

One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6000
Fax: (602) 382-6070
www.swlaw.com

PHOENIX, ARIZONA
TUCSON, ARIZONA
IRVINE, CALIFORNIA
SALT LAKE CITY, UTAH
DENVER, COLORADO
LAS VEGAS, NEVADA

John W. Dorris (602) 382-6278
jdorris@swlaw.com

January 28, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: *Shareholder Proposal of the Teamster Affiliates Pension Plan, Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Swift Transportation Company, Inc. ("Swift" or "the Corporation"), to omit from its proxy statement and form of proxy for Swift's 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") received from the Teamster Affiliates Pension Plan (the "Proponent").

The Proposal urges the Swift Board of Directors to amend the Corporation's bylaws to require that an independent director who has not served as Chief Executive Officer of Swift serve as Chairman of the Board of Directors. *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent and Mr. C. Thomas Keegel, the representative of the Proponent, informing them of Swift's intention to exclude the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Swift intends to file its definitive proxy statement and form of proxy with the SEC.

On behalf of our client, we hereby notify the Division of Corporation Finance of Swift's intention to exclude the Proposal from its 2003 Proxy Materials on the basis set forth below. We respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable on the basis set forth below.

We believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9 because the statements made in support of the Proponent's proposal are materially false and misleading for the reasons set forth below.

While we believe that the Proposal should be excluded on the foregoing basis, if the Staff determines not to exclude the Proposal on the foregoing basis, the Proposal nonetheless would have to be substantially revised pursuant to Rule 14a-8(i)(3) and Rule 14a-9 before it could be included in Swift's 2003 Proxy Materials.

ANALYSIS

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false of misleading." Among those materials that may be misleading within the meaning of Rule 14a-9 (Note b) are any "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

We believe the Proposal should be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the following statements from the supporting statement to the Proposal are false, misleading, unsupported, and impugn the character, integrity, and personal reputation of Swift's Directors contrary to the Commission's proxy rules:

1. In the first sentence of the supporting statement, the Proponent asserts *"The primary purpose . . . of the Board is to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO)."* The Proponent provides no support for this statement, or in the alternative, the Proponent does not state that this is the Proponent's opinion regarding the primary purpose of a board of directors.

2. In the second sentence, the Proponent states *"Additionally, deals between Swift and companies owned and/or controlled by Chair, President and CEO Jerry Moyes give the appearance of a self-serving Board and Chair, which damages the credibility of the Company's market worth."* This statement is misleading because it implies that any related party transactions between Swift and Mr. Moyes are detrimental to the Corporation. However, the Corporation has disclosed any related party transactions with Mr. Moyes in its public filings and disclosed the fairness of such transactions. The second sentence of the Proponent's supporting statement is purely conclusory, unsubstantiated, and strictly a matter of the Proponent's own opinion. Moreover, the second sentence of the Proponent's supporting statement violates Rule 14a-9 because it falsely and without any support impugns the character, integrity, and personal

reputation of Swift's Directors by suggesting that the Board has acted improperly with regard to deals between Swift and companies owned or controlled by Mr. Moyes.

3. The third sentence of the supporting statement asserts *"A clear delineation between the roles of Chair and CEO promotes greater accountability to Swift's shareholders."* This sentence implies, without any factual foundation, that the Board of Directors has not provided "independent oversight of management" and therefore has forsaken its fiduciary obligations to shareholders required by Nevada law. The third sentence of the Proponent's supporting statement impugns the character, integrity and personal reputation of the Corporation's Directors in contravention of the Commission's proxy rules.

4. The fourth sentence of the supporting statement states *"The Company's 2001 Proxy Materials report that Jerry Moyes has several self-serving deals with the Company."* The Proponent's statement is false and misleading because it implies that the Corporation has "several" deals directly with Mr. Moyes, as opposed to companies owned or controlled by Mr. Moyes. Similarly, the eighth sentence of the supporting statement states:

The appearance of self-serving deals is troublesome:

- *Swift contracts with Swift Aviation Services, a corporation wholly-owned by Jerry Moyes.*
- *Swift provides transportation and other services to Moyes-controlled and/or-owned corporate entities, including Central Freight and Simon Transportation.*

The Proponent repeatedly uses the term "self-serving" to describe these deals without noting that such statement is only the unsupported opinion of the Proponent. In addition, the fourth and eighth sentences of the Proponent's supporting statement violate Rule 14a-9 because they falsely and without any support impugn the character, integrity, and personal reputation of Swift's Directors by suggesting that the Board has acted improperly with regard to deals between Swift and companies owned or controlled by Mr. Moyes.

5. The seventh sentence of the supporting statement states *"Swift Transportation then pays Moyes' Interstate to run its fleet operation."* The Proponent's supporting statement violates Rule 14a-9 because it falsely and without any support suggests that Swift's entire fleet is run by Interstate Equipment Leasing, Inc. ("Interstate"). As Swift has consistently reported in its filings with the Commission, the arrangement with Interstate covers only a small percentage of Swift's purchased transportation services and an even smaller percentage of Swift's entire fleet.

6. In the ninth sentence, the Proponent asserts *"Corporate governance experts question how one person serving as both Chairman and CEO can effectively monitor and evaluate his/ her own performance."* The Proponent provides no factual support for this statement whatsoever, has cited no authority, and has not quoted a single "corporate governance expert."

7. The eleventh sentence asserts *"Separating the positions of Chairman and CEO enhances independent Board leadership at the Company."* This statement is the Proponent's opinion and the Proponent provides no support that independent Board leadership will be enhanced if the Proposal is approved. This statement is also misleading because the Proponent has no way of knowing whether such effect will occur, nor does it advise that there may be adverse consequences to such action. For example, the Proponent fails to note that a heavily invested management aligns the interests of management with those of the shareholders. As the Corporation's largest shareholder, Mr. Moyes has at least the same shareholder interests.

8. Finally, in the thirteenth sentence, the Proponent cites to CalPERS *Corporate Governance Core Principles and Guidelines*, but fails to specifically cite to the reference. Moreover, the Proponent's cite to CalPERS Guidelines is itself misleading. The Proponent cites from CalPERS' Guidelines as follows: *"the independence of a majority of the Board is not enough"* and *"the leadership of the [board] must embrace independence and it must ultimately change the way in which directors interact with management."* The Proponent omits to cite Section II.A.3 of CalPERS' Guidelines immediately following the Proponent's cite, wherein CalPERS' Guidelines make recommendations regarding independent leadership "when the chair of the board *also* serves as the company's chief executive officer." (emphasis added). In other words, CalPERS' Guidelines specifically contemplate a combination of the chief executive and chairman positions. CalPERS' Guidelines acknowledge that there exists an ongoing debate regarding an "independent chair structure in American corporate culture," but the CalPERS' Guidelines do not recommend that companies separate the chief executive and chairman positions. The Proponent's failure to state that CalPERS' Guidelines do not call for a separation of the chief executive and chairman positions and his inaccurate use of cites from CalPERS' Guidelines to imply otherwise is materially misleading. Proponent's materially misleading use of CalPERS' Guidelines will cause Swift's shareholders to wrongly believe that such guidelines call for a separation of the chief executive and chairman positions.

The Proponent's supporting statement thus contains unsupported false and misleading statements that violate the prohibition of Rule 14a-9 against materially false and misleading statements in proxy soliciting materials. Accordingly, it is our opinion that Swift may exclude the Proposal, or in the alternative, the above-cited portions of the supporting statement, from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Swift excludes the Proposal from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. Please do not hesitate to call me at (602) 382-6278, if I can be of any further assistance in this matter.

Very truly yours,

Snell & Wilmer



John W. Dorris

JWD/teb
Attachments

cc: William F. Riley III, Swift Transportation Company, Inc.
The Teamster Affiliates Pension Plan
C. Thomas Keegel, Trustee, The Teamster Affiliates Pension Plan

EXHIBIT A

THE TEAMSTER AFFILIATES PENSION PLAN
25 LOUISIANA AVE., N.W.
WASHINGTON, D.C. 20001

TELEPHONE 202-624-6800 1-800-435-6900
FAX 202-624-8797

Copy

November 25, 2002

INVALID
28264 (3900)
charged to: 0037 - corp matters

Via Facsimile: 623.907.7503
Via UPS Ground Delivery

Mr. William F. Riley, III, Chief Financial O
Sr. Executive Vice-President & Corporate Se
Swift Transportation Company
2200 South 75th Ave
Phoenix, AZ 85043

Dear Mr. Riley:

I hereby submit the following resolution on behalf of the Teamsters Affiliates Pension Plan (TAPP), in accordance with SEC Rule 14a-8, to be presented at the Company's 2003 Annual Meeting.

TAPP has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Any written communication should be sent to the above address via United States Postal Service, United Parcel Service, or Airborne Express, as the Teamsters have a policy of accepting only union delivery.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
Trustee

CTK/jph
Enclosures



RESOLVED:

The shareholders of Swift Transportation Company, Inc. ("Swift" or "the Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board chair. Implementation will be deferred until the date of the 2004 Annual Meeting of Shareholders.

SUPPORTING STATEMENT:

The primary purpose –highlighted by the recent accounting and corporate scandals— of the Board is to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO). Additionally, deals between Swift and companies owned and/or controlled by Chair, President and CEO Jerry Moyes give the appearance of a self-serving Board and Chair, which damages the credibility of the Company's market worth. A clear delineation between the roles of Chair and CEO promotes greater accountability to Swift's shareholders.

The Company's 2001 Proxy Materials report that Jerry Moyes has several self-serving deals with the Company. Swift buys tractors, sells them to Interstate Equipment Leasing, Inc., a company 100% owned by Swift CEO, Jerry Moyes. Interstate leases the tractors to owner/operators. Swift Transportation then pays Moyes' Interstate to run its fleet operation. The appearance of self-serving deals is troublesome:

- Swift contracts with Swift Aviation Services, a corporation wholly-owned by Jerry Moyes.
- Swift provides transportation and other services to Moyes-controlled and/or -owned corporate entities, including Central Freight and Simon Transportation.

Corporate governance experts question how one person serving as both Chairman and CEO can effectively monitor and evaluate his/her own performance. The NACD has recommended that Boards designate an independent director as chair or lead director to evaluate CEO and board chair functions.[1]

---

[1] "Recommendation from the National Association of Corporate Directors, 3/1/02, Updated 5/1/02., p. A-92, www.nyse.com/pdfs/corp_a89.pdf,

Separating the positions of Chairman and CEO enhances independent Board leadership at the Company. Institutional investors understand that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' *Corporate Governance Core Principles and Guidelines* states that "the independence of a majority of the Board is not enough," that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." CalSTRS states that it "favors a non-executive chair of the Board."[2] According to OMERS Proxy Voting Guidelines, "it is inappropriate for one person to serve as Chair ...and Chief Executive Officer."[3] Both the Ethical Funds[4] and Domini Social Investments[5] *Proxy Voting Guidelines* call for a strong independent director as Board Chair to represent the interests of shareholders.

We believe that an independent Chair frees CEOs to attend to other responsibilities.

We urge fellow shareholders to vote **FOR** this proposal.

---

[2] Teachers' Retirement Board. "Enron-Related Corporate Governance Issues." 3/6/02. Executive Summary, p. 2.
[3] Omers Proxy Voting Guidelines. www.omers.com/investments/proxyvoting_guidelines/A7.htm
[4] Ethical Funds® Proxy Voting Guidelines, 2002, p.6.
[5] Proxy Voting Guidelines & Shareholder Activism, Proxy Season 2002, 7th Edition, p. 25.

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO



February 24, 2003

By Fax: (202) 942-9525
By E-mail: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE: Request for no-action by Swift Transportation Company, Inc. on the shareholder proposal from the Teamsters Affiliated Pension Plan ("the Teamsters" or "TAPP").

Dear Ladies and Gentlemen:

We are in receipt of a copy of the letter sent to you from John W. Dorris, Counsel for Swift Transportation ("Swift" or "the Company"), of the Snell & Wilmer Law Offices, dated January 28, 2003. In that letter, counsel gives notice of the Company's intent to exclude our shareholder proposal from Swift's Proxy Materials for 2003. Counsel relies on Rule 14a-8(i)(3) and Rule 14a-9, incorrectly claiming that the proposal's supporting statement contains false and misleading statements and that the proposal "impugns the character, integrity or personal reputation...without factual foundation."

The Proponent disagrees.

ANALYSIS

1. Swift's Counsel claims that the statement found in the first paragraph of the supporting statement, "The primary purpose ... of the Board is to protect

shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO)," must either be stated as the Proponents opinion or must have additional factual support to back up the claim asserted therein. According to the Corporate Directors Guidebook, "The principle responsibility of a corporate director is to promote the best interests of the corporation and its *shareholders* in directing the corporation's business and affairs."[1] (Emphasis added.) Further, The Conference Board's Commission on Public Trust and Private Enterprise has recognized that, "A key role of the board of directors is to provide oversight to ensure that management acts in the best...long term interests of the shareowners."[2] In addition, the Board suggests that in order for boards to discharge their responsibility in the most effective way, boards of directors must, "...demonstrate loyalty exclusively to the corporation and the shareholders."[3]

Therefore, the Proponent stands by the proposal as written.

2. Counsel states that the second sentence of the proposal is "false and misleading".

The second sentence states:

> Additionally, deals between Swift and the companies owned and/or controlled by Chair, President and CEO Jerry Moyes give the appearance of a self-serving Board and Chair, which damages the credibility of the Company's market worth.

The Proponent does not believe that transactions disclosed by the Company in public documents impugns the character, integrity or personal reputation of Swift's Board of Directors or its Chair, President and CEO, Jerry Moyes. Nonetheless, in the spirit of compromise, the Proponent is willing to change the second sentence to read as follows:

> Additionally, deals between Swift and the companies owned and/or controlled by Chair, President and CEO Jerry Moyes give the appearance of a conflicted

---

[1] Corporate Director's Guidebook, American Bar Association, Section on Business Law, Second Edition, p. 4-5 (1994).
[2] Commission on Public Trust and Private Enterprise, Findings and Recommendations, The Conference Board, p. 15 (2003)
[3] Id. at 21.

> Board Chair, which can damage the credibility of the Company's market worth.

3. Swift's counsel states that the third sentence of the supporting statement is not characterized as an opinion. The Proponent is willing to change the sentence so that it reads:

> We believe a clear delineation between the roles of Chair and CEO promotes greater accountability to Swift's shareholders.

4. And 5. Swift's counsel complains that the fourth and eighth sentences should be excluded from the supporting statement of the proposal because they refer to "Moyes" and not to the companies he owns and/or controls. Counsel further argues that the seventh sentence is false as it leads the reader to assume, "that Swift's entire fleet is run by Interstate Equipment Leasing, Inc." The Proponent is willing to change the fourth, seventh and eight sentences to read:

> Swift's 2001 Proxy Materials report that companies owned and/or controlled by Swift CEO Jerry Moyes had several transactions with the Company. These transactions give an appearance of several conflicts of interest. For example:
>
> - Swift buys tractors, sells them to Interstate Equipment Leasing, Inc., a company 100% owned by Jerry Moyes. Interstate leases the tractors to owner/operators. Swift Transportation then pays Interstate to run a portion of its fleet operation.
>
> - Swift contracts with Swift Aviation Services, a corporation wholly-owned by Jerry Moyes.
>
> - Swift provides transportation and other services to Moyes-controlled and/or owned corporate entities, including Central Freight and Simon Transportation.

6. Counsel asserts that the ninth sentence should be eliminated as it has no factual support and has cited no authority. However, the supporting statement to the proposal introduces not one, but five citations from corporate governance experts to support the proposition that separating the positions of Chairman and CEO enhances

independent board leadership at listed corporations. The Proponent stands by this section of the supporting statement as written.

7. Counsel claims that the eleventh sentence of the Proponent's supporting statement is merely speculative and is not stated as the Proponent's opinion. In the spirit of compromise, the Proponent is willing to change the sentence to read,

> We believe that separating the positions of Chairman and CEO enhances independent board leadership at the Company.

8. Counsel states that the Proponent's reliance on CalPERS' Corporate Governance Guidelines to support the proposition that separating the position of Chairman of the board from the position of CEO promotes independent board leadership is misleading to shareholders. Relying on the argument that the Proponent has misinterpreted the intent of the CalPERS guidelines, Counsel states that the guidelines do not recommend splitting the two positions. However, the Guidelines clearly state that, "Independence is the cornerstone of accountability. It is now widely recognized throughout the U.S. that independent boards are essential to a sound government structure."[4] Further, the eleventh sentence of the supporting statement substantiates the idea that independent board leadership promotes objectivity and quality management oversight. The Proponent, therefore, stands by the sentence as written. However, in the spirit of compromise, the Proponent will provide citations to the CalPERS guidelines within the supporting statement.

CONCLUSION

Counsel's arguments for exclusion are based upon statements that can be easily remedied, but clearly do not meet the standard for no-action. In the spirit of compromise, the Proponent is willing to alter the supporting statement to the shareholder proposal. In addition, to the sections highlighted by Swift's Counsel, the Proponent has also made some revisions to the proposal in the interest of clarity. Please see herein Exhibit A.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Proponent urges SEC staff to protect Swift

[4] U.S. Corporate Governance Core Principles and Guidelines, California Public Employees' Retirement System, Section III, A. (1998)

Transportation's shareholders who support a Board Chair who does not also serve as Chief Executive, and, by extension, all shareholders who take an interest in corporate governance, by denying the Company's request for no-action.

Based on the foregoing analysis the Proponent respectfully requests that the Division take action to enforce inclusion of its proposal in Swift Transportation Company's Proxy Materials.

Sincerely,



Louis Malizia, Assistant Director
IBT Office of Corporate Affairs

LM/jo

cc: William F. Riley III, Swift Transportation Company, Inc.
John W. Dorris, Snell & Wilmer LLP

EXHIBIT A

Revised Shareholder Proposal:

RESOLVED:

The shareholders of Swift Transportation Company, Inc. ("Swift" or "the Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board chair. Implementation will be deferred until the date of the 2004 Annual Meeting of Shareholders.

SUPPORTING STATEMENT:

The primary purpose of the Board is to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO). Deals between Swift and the companies owned and/or controlled by Chair, President and CEO Jerry Moyes ("Moyes Companies") give the appearance of a conflicted Board Chair, which can damage the credibility of the Company's market worth. Therefore, we believe a clear delineation between the roles of Chair and CEO promotes greater accountability to Swift's shareholders.

Swift's 2002 Proxy Materials report that companies owned and/or controlled by Swift CEO Jerry Moyes had several transactions with the Company. These transactions give an appearance of several conflicts of interest. For example:

- Swift buys tractors, sells them to Interstate Equipment Leasing, Inc., a company 100% owned by Jerry Moyes. Interstate leases the tractors to owner/operators. Swift Transportation then pays Interstate to run a portion of its fleet operation.

- Swift contracts with Swift Aviation Services, a corporation wholly-owned by Jerry Moyes.

- Swift provides transportation and other services to Moyes-controlled and/or owned corporate entities, including Central Freight and Simon Transportation.

We believe that separating the positions of Chair and CEO enhances independent Board leadership at the Company. The National Association of Corporate Directors (NACD) has recommended that Boards designate an independent director as chair or lead director to evaluate CEO and board chair functions.[5] Many institutional investors agree that a strong, objective board leader can best provide the necessary oversight of management. For example:

- CalPERS' Corporate Governance Core Principles and Guidelines state that, "The independence of a majority of the Board is not enough. The *leadership* of the board must embrace independence, and it must ultimately change the way in which directors interact with management."[6]

- The Ontario Municipal Employees Retirement System (OMERS) Proxy Voting Guidelines state that, "it is inappropriate for one person to serve as Chair ...and Chief Executive Officer."[7]

- Both the Ethical Funds[8] and Domini Social Investments[9] Proxy Voting Guidelines call for a strong independent director as Board Chair to represent the interests of shareholders.

We urge shareholders to vote **FOR** this proposal.

---

[5] Recommendations from the National Association of Corporate Directors (NACD) Concerning Reforms in the Aftermath of the Enron Bankruptcy, Comment Letter from Roger Raber to Richard Grasso, of the NYSE. (March 4, 2002).
[6] U.S. Corporate Governance Core Principles and Guidelines, California Public Employees Retirement System, Section III, A (2) (1998).
[7] Proxy Voting Guidelines, Ontario Municipal Employees Retirement System, Section A. (7) (2002).
[8] Ethical Funds Proxy Voting Guidelines, The Ethical Funds, Sec. 3.0 (3.2.3), (2003).
[9] Proxy Voting Guidelines & Shareholder Activism, Proxy Season 2002, 7th Edition. Domini Social Investments, p. 25 (2002).

CFLETTERS

From: Barako, Tom [tbarako@swlaw.com]

Sent: Tuesday, January 28, 2003 7:51 PM

To: cfletters@sec.gov

Subject: Request for No-Action Letter

Please find attached a letter and exhibit on behalf of our client, Swift Transportation Company, Inc., requesting a no-action letter regarding Swift's plan to exclude from its 2003 Proxy Materials a shareholder proposal submitted by The Teamster Affiliates Pension Plan. The letter and exhibit, along with six copies of each, have been mailed to the Commission on this day. Thank you,

Thomas E. Barako
Snell & Wilmer L.L.P.
One Arizona Center
400 E. Van Buren Street
Phoenix, AZ 85004-2202
Main: 602.382.6000
Fax: 602.382.6070
Toll Free: 800.322.0430
Direct: 602.382.6587
Email: tbarako@swlaw.com

John W. Dorris
602-382-6278
jdorris@swlaw.com

January 28, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: *Shareholder Proposal of the Teamster Affiliates Pension Plan, Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Swift Transportation Company, Inc. ("Swift" or "the Corporation"), to omit from its proxy statement and form of proxy for Swift's 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") received from the Teamster Affiliates Pension Plan (the "Proponent").

The Proposal urges the Swift Board of Directors to amend the Corporation's bylaws to require that an independent director who has not served as Chief Executive Officer of Swift serve as Chairman of the Board of Directors. *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent and Mr. C. Thomas Keegel, the representative of the Proponent, informing them of Swift's intention to exclude the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Swift intends to file its definitive proxy statement and form of proxy with the SEC.

On behalf of our client, we hereby notify the Division of Corporation Finance of Swift's intention to exclude the Proposal from its 2003 Proxy Materials on the basis set forth below. We respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable on the basis set forth below.

We believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9 because the statements made in support of the Proponent's proposal are materially false and misleading for the reasons set forth below.

While we believe that the Proposal should be excluded on the foregoing basis, if the Staff determines not to exclude the Proposal on the foregoing basis, the Proposal nonetheless would have to be substantially revised pursuant to Rule 14a-8(i)(3) and Rule 14a-9 before it could be included in Swift's 2003 Proxy Materials.

ANALYSIS

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false of misleading." Among those materials that may be misleading within the meaning of Rule 14a-9 (Note b) are any "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

We believe the Proposal should be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the following statements from the supporting statement to the Proposal are false, misleading, unsupported, and impugn the character, integrity, and personal reputation of Swift's Directors contrary to the Commission's proxy rules:

1. In the first sentence of the supporting statement, the Proponent asserts *"The primary purpose . . . of the Board is to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO)."* The Proponent provides no support for this statement, or in the alternative, the Proponent does not state that this is the Proponent's opinion regarding the primary purpose of a board of directors.

2. In the second sentence, the Proponent states *"Additionally, deals between Swift and companies owned and/or controlled by Chair, President and CEO Jerry Moyes give the appearance of a self-serving Board and Chair, which damages the credibility of the Company's market worth."* This statement is misleading because it implies that any related party transactions between Swift and Mr. Moyes are detrimental to the Corporation. However, the Corporation has disclosed any related party transactions with Mr. Moyes in its public filings and disclosed the fairness of such transactions. The second sentence of the Proponent's supporting statement is purely conclusory, unsubstantiated, and strictly a matter of the Proponent's own opinion. Moreover, the second sentence of the Proponent's supporting statement violates Rule 14a-9 because it falsely and without any support impugns the character, integrity, and personal

reputation of Swift's Directors by suggesting that the Board has acted improperly with regard to deals between Swift and companies owned or controlled by Mr. Moyes.

3. The third sentence of the supporting statement asserts *"A clear delineation between the roles of Chair and CEO promotes greater accountability to Swift's shareholders."* This sentence implies, without any factual foundation, that the Board of Directors has not provided "independent oversight of management" and therefore has forsaken its fiduciary obligations to shareholders required by Nevada law. The third sentence of the Proponent's supporting statement impugns the character, integrity and personal reputation of the Corporation's Directors in contravention of the Commission's proxy rules.

4. The fourth sentence of the supporting statement states *"The Company's 2001 Proxy Materials report that Jerry Moyes has several self-serving deals with the Company."* The Proponent's statement is false and misleading because it implies that the Corporation has "several" deals directly with Mr. Moyes, as opposed to companies owned or controlled by Mr. Moyes. Similarly, the eighth sentence of the supporting statement states:

> *The appearance of self-serving deals is troublesome:*
>
> - *Swift contracts with Swift Aviation Services, a corporation wholly-owned by Jerry Moyes.*
> - *Swift provides transportation and other services to Moyes-controlled and/or-owned corporate entities, including Central Freight and Simon Transportation.*

The Proponent repeatedly uses the term "self-serving" to describe these deals without noting that such statement is only the unsupported opinion of the Proponent. In addition, the fourth and eighth sentences of the Proponent's supporting statement violate Rule 14a-9 because they falsely and without any support impugn the character, integrity, and personal reputation of Swift's Directors by suggesting that the Board has acted improperly with regard to deals between Swift and companies owned or controlled by Mr. Moyes.

5. The seventh sentence of the supporting statement states *"Swift Transportation then pays Moyes' Interstate to run its fleet operation."* The Proponent's supporting statement violates Rule 14a-9 because it falsely and without any support suggests that Swift's entire fleet is run by Interstate Equipment Leasing, Inc. ("Interstate"). As Swift has consistently reported in its filings with the Commission, the arrangement with Interstate covers only a small percentage of Swift's purchased transportation services and an even smaller percentage of Swift's entire fleet.

6. In the ninth sentence, the Proponent asserts *"Corporate governance experts question how one person serving as both Chairman and CEO can effectively monitor and evaluate his/ her own performance."* The Proponent provides no factual support for this statement whatsoever, has cited no authority, and has not quoted a single "corporate governance expert."

7. The eleventh sentence asserts *"Separating the positions of Chairman and CEO enhances independent Board leadership at the Company."* This statement is the Proponent's opinion and the Proponent provides no support that independent Board leadership will be enhanced if the Proposal is approved. This statement is also misleading because the Proponent has no way of knowing whether such effect will occur, nor does it advise that there may be adverse consequences to such action. For example, the Proponent fails to note that a heavily invested management aligns the interests of management with those of the shareholders. As the Corporation's largest shareholder, Mr. Moyes has at least the same shareholder interests.

8. Finally, in the thirteenth sentence, the Proponent cites to CalPERS *Corporate Governance Core Principles and Guidelines*, but fails to specifically cite to the reference. Moreover, the Proponent's cite to CalPERS Guidelines is itself misleading. The Proponent cites from CalPERS' Guidelines as follows: *"the independence of a majority of the Board is not enough"* and *"the leadership of the [board] must embrace independence and it must ultimately change the way in which directors interact with management."* The Proponent omits to cite Section II.A.3 of CalPERS' Guidelines immediately following the Proponent's cite, wherein CalPERS' Guidelines make recommendations regarding independent leadership "when the chair of the board *also* serves as the company's chief executive officer." (emphasis added). In other words, CalPERS' Guidelines specifically contemplate a combination of the chief executive and chairman positions. CalPERS' Guidelines acknowledge that there exists an ongoing debate regarding an "independent chair structure in American corporate culture," but the CalPERS' Guidelines do not recommend that companies separate the chief executive and chairman positions. The Proponent's failure to state that CalPERS' Guidelines do not call for a separation of the chief executive and chairman positions and his inaccurate use of cites from CalPERS' Guidelines to imply otherwise is materially misleading. Proponent's materially misleading use of CalPERS' Guidelines will cause Swift's shareholders to wrongly believe that such guidelines call for a separation of the chief executive and chairman positions.

The Proponent's supporting statement thus contains unsupported false and misleading statements that violate the prohibition of Rule 14a-9 against materially false and misleading statements in proxy soliciting materials. Accordingly, it is our opinion that Swift may exclude the Proposal, or in the alternative, the above-cited portions of the supporting statement, from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Swift excludes the Proposal from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. Please do not hesitate to call me at (602) 382-6278, if I can be of any further assistance in this matter.

Very truly yours,

Snell & Wilmer

/s/ John W. Dorris

John W. Dorris

JWD/teb
Attachments

cc: William F. Riley III, Swift Transportation Company, Inc.
The Teamster Affiliates Pension Plan
C. Thomas Keegel, Trustee, The Teamster Affiliates Pension Plan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Swift Transportation Company, Inc.
Incoming letter dated January 28, 2003

The proposal recommends that the board of directors amend the bylaws to require that an independent director who has not served as CEO serve as chairman of the board.

We are unable to concur in your view that Swift may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "The primary purpose . . ." and ends ". . . management, including the Chief Executive Officer (CEO)" as the proponent's opinion;
- delete the sentence that begins "Additionally, deals between . . ." and ends ". . . the Company's market worth";
- delete the sentence that begins "The Company's 2001 Proxy Materials . . ." and ends ". . . deals with the Company";
- delete the phrase "The appearance of self-serving deals is troublesome:";
- revise the sentence that begins "Swift transportation then . . ." and ends ". . . runs its fleet operations" to clarify that Interstate only runs a portion of Swift's fleet operation;
- provide factual support in the form of a citation to a specific source for the sentence that begins "Corporate governance experts have questioned how . . ." and ends ". . . monitor and evaluate his or her own performance";
- recast the sentence that begins "Separating the positions of Chairman . . ." and ends ". . . leadership at the company" as the proponent's opinion; and
- provide a citation to a specific source for the sentence that begins "For example, CalPERS' . . ." and ends ". . . interact with management."

Accordingly, unless the proponent provides Swift with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Swift omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Alex Shukhman
Attorney-Advisor